Exhibit 4.8

English Summary of Danish Lease Addendum

Addendum No. 6 to Lease Agreement (the “Lease Agreemet”), dated February 3,
2025, between Silicom Denmark A/S (the "Company") and Svanestræde 2 ApS
(the " Addendum")

Note: this Summary does not contain a full or direct translation of the terms of the original Danish language agreement and is intended solely as a general presentation of the agreement.

Reduced Premises

The parties agreed that the Company vacated the entire first floor of the leased premises, comprising 388 square meters, including 8 square meters of common area. Following such reduction, the Company’s leased premises consist of the basement, ground floor, second floor and third floor, with a total area of 1,412 square meters, or 1,024 square meters excluding the basement.

Reduced Rent

Effective as of January 1, 2025, the annual rent payable by the Company was adjusted to DKK 1,118,148.80, exclusive of VAT.

Deposit

1.	The Company vacated the first floor effective December 31, 2024, and the deposit relating thereto is to be refunded in full pursuant to a separate move-out settlement.

2.	In addition, the Addendum provides that the deposit under the Lease Agreement is adjusted to equal four months’ rent and shall thereafter total DKK 372,716.27, exclusive of VAT.

Common Expenses and Heating

1.	The Addendum provides that the Company’s allocation key for common expenses and heating shall be 1024/1552.

2.	The revised 2025 budget for common expenses is attached to the Addendum as Annex 1, and the revised 2025 budget for heating expenses is attached to the Addendum as Annex 2.

3.	The Company’s monthly on-account payment for common expenses is DKK 30,130.58, exclusive of VAT, and its monthly on-account payment for heating expenses is DKK 7,026.80, exclusive of VAT.

General

It is clarified that apart from what is written in the Addendum, the Lease Agreement and any and all prior addenda shall continue to bind the parties